

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 14, 2018

<u>Via E-Mail</u>
Stephen Smoot
President and Chief Executive Officer
GEO Point Resources, Inc.
30 North Gould St., Suite R
Sheridan, WY 82801

> **Re:** **Geo Point Resources, Inc.**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed August 31, 2018**
> **File No. 000-55150**

Dear Mr. Smoot:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated August 21, 2018.  We further note that you seek to incorporate by reference the consolidated financial statements of Geo Point Resources, Inc.  However, it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A.  Therefore, please amend your filing to include the updated interim financial statements of Tortec and the required financial statements of Geo Point Resources, Inc.  Refer generally to Item 14(c) of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

                               Sincerely,

                               /s/ Jay Ingram

                               Jay Ingram
                               Legal Branch Chief
                               Office of Manufacturing and
                               Construction

cc:    <u>Via E-Mail</u>
         Robert N. Wilkinson, Esq.